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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (AMENDMENT NO. 1)

                         AQUILA GAS PIPELINE CORPORATION
                            (NAME OF SUBJECT COMPANY)

                              UTILICORP UNITED INC.
                            AQUILA ENERGY CORPORATION
                             AEC ACQUISITIONS, INC.
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    03839B10
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                                ----------------

                                 ROBERT K. GREEN
                      PRESIDENT AND CHIEF OPERATING OFFICER
                              UTILICORP UNITED INC.
                              20 WEST NINTH STREET
                           KANSAS CITY, MISSOURI 64105
                                 (816) 421-6600
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                                ----------------

                                    COPY TO:
                             DENNIS D. WILBERT, ESQ.
                            JEFFREY T. HAUGHEY, ESQ.
                       BLACKWELL SANDERS PEPER MARTIN LLP
                                2300 MAIN STREET
                           KANSAS CITY, MISSOURI 64108
                                 (816) 983-8000

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     AEC Acquisitions, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Aquila Energy Corporation, a Delaware corporation ("Aquila"), which in turn is a wholly-owned subsidiary of UtiliCorp United Inc., a Delaware corporation ("Parent"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, filed with the Securities and Exchange Commission (the "Commission") on April 9, 1999 (the "Schedule 14D-1"). Capitalized terms not defined herein have the meaning ascribed to them in the
Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(e) of the Schedule 14D-1 is hereby amended and supplemented to add the following information:

     In mid November 1998, four lawsuits were filed in the Court of Chancery of the State of Delaware against Parent, the Company and the Company Board. On January 11, 1999, the actions were consolidated as In Re: Aquila Gas Pipeline Corporation Shareholders Litigation, Consolidated Case No. 16775.

     On April 16, 1999, an amended class action complaint was filed in the Court of Chancery of the State of Delaware. The amended complaint alleges, among other things, that (i) Parent and the defendant directors of the Company who are affiliated with Parent have breached their fiduciary duties to the Company's public stockholders, (ii) the Offering Price is inadequate and (iii) the offering materials omit material information. The amended class action complaint seeks to (a) enjoin the defendants from consummating the tender offer by Parent,
(b) require Parent to make supplemental disclosures of the offering materials and (c) recover monetary damages and costs.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 of the Schedule 14D-1 is hereby amended to add the following exhibit:

(g)(6) Amended Class Action Complaint: In re Aquila Gas Pipeline Corporation Shareholders Litigation, Consolidated Civil Action No. 16775 (Del Ch. filed April 16, 1999).


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 22, 1999                     UTILICORP UNITED INC.



                                           By: /s/ Robert K. Green
                                           Name:   Robert K. Green
                                           Title:  President and
                                                   Chief Operating Officer


                                            AQUILA ENERGY CORPORATION


                                           By: /s/ Robert K. Green
                                           Name:   Robert K. Green
                                           Title:  Authorized Representative


                                           AEC ACQUISITIONS, INC.



                                           By: /s/ Robert K. Green
                                           Name:   Robert K. Green
                                           Title:  President


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              EXCERPT FROM RESOLUTIONS OF AQUILA ENERGY CORPORATION

     RESOLVED, that the proposal to offer to purchase all of the outstanding shares of common stock of Aquila Gas Pipeline Corporation not currently held by UtiliCorp United Inc. ("UCU") or affiliates of the UCU ("AQP Common Stock") at a price of $8.00 per share, and on substantially the terms and conditions presented to this meeting, with such modifications thereto as any of the following officers Authorized Representative (as defined below) shall deem to be necessary or desirable (the "Tender Offer") be, and the same hereby is, approved and authorized, and that the Chairman, President, any Vice-President or Assistant Vice President, the Secretary or the Treasurer of the Company, or Robert K. Green (the "Authorized Representative") be, and hereby are, authorized and directed to do all things deemed necessary or desirable to carry out the Tender Offer.

     RESOLVED FURTHER, that the aforementioned officers of the Company and the Authorized Representative be, and hereby are, authorized and empowered to prepare, execute, and file with the appropriate regulatory agencies, stock exchanges and other bodies, all forms, schedules, and other documents (including any and all amendments, exhibits, schedules, supplements, and other documents and papers) which any of such officers or the Authorized Representative deems necessary or desirable in connection with the Tender Offer, and to do such other acts and things which in the judgment of any of such officers or the Authorized Representative may be necessary or desirable in connection with the commencement, extension, or consummation of the Tender Offer.


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                                  EXHIBIT INDEX


EXHIBIT
NUMBER         DESCRIPTION
---------      -------------

(g)(6) Amended Consolidated Class Action Complaint: In re Aquila Gas Pipeline Corporation Shareholders Litigation, Consolidated Civil Action
          No. 16775 (Del Ch. filed April 16, 1999).